Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-255862

Supplementing the Prospectus Supplement

dated May 7, 2021 (to Prospectus dated May 7, 2021)

AIR LEASE CORPORATION

$700,000,000 5.300% MEDIUM-TERM NOTES, SERIES A, DUE FEBRUARY 1, 2028

PRICING TERM SHEET

DATE: JANUARY 9, 2023

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable) Fitch Ratings: BBB (stable) Kroll Bond Rating Agency: A- (stable)

Security Description:	5.300% Medium-Term Notes, Series A, due February 1, 2028 (the “Notes”)

CUSIP:	00914AAU6

ISIN:	US00914AAU60

Principal Amount:	$700,000,000

Underwriting Discount:	0.600% per Note

Net Proceeds (before expenses):	$687,855,000

Trade Date:	January 9, 2023

Settlement Date:

January 13, 2023 (T+4)

The Issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next business day will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	February 1, 2028

Coupon:	5.300%

Issue Price:	98.865% of face amount

Benchmark Treasury:	UST 3.875% due December 31, 2027

Benchmark Treasury Spot / Yield:	100—31/3.660%

Spread to Benchmark Treasury:	+190 basis points

Yield to Maturity:	5.560%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2023 (long first coupon)

Regular Record Dates:	Every January 15 and July 15

Day Count Fraction:	30/360

Business Day Convention:	Following

Business Days:	New York

Optional Redemption:

Prior to January 1, 2028 (the “Par Call Date”), we may redeem the Notes, at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the Notes, at our option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third Business Day preceding the redemption date H.15 or any successor designation or publication is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	$2,000 x $1,000

Governing Law:	New York

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Lloyds Securities Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

BBVA Securities Inc.

Citizens Capital Markets, Inc.

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

NatWest Markets Securities Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

Arab Banking Corporation B.S.C.

CIBC World Markets Corp.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

Mischler Financial Group, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Keefe, Bruyette & Woods, Inc. Morgan Stanley & Co. LLC

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included and incorporated by reference in the related prospectus supplement dated May 7, 2021 and the related prospectus dated May 7, 2021.

The Issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146, (ii) Fifth Third Securities, Inc. toll-free at +1 (800) 416-8714, (iii) Lloyds Securities Inc. toll-free at +1 (866) 471-2526, (iv) RBC Capital Markets, LLC toll-free at +1 (866) 375-6829, or (v) Santander Investment Securities Inc. toll-free at +1 (855) 403-3636.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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